FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2022

Commission File Number: 001-37723

Enel Chile S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

ENEL CHILE S.A.

Securities Registration No. 1139

Santiago, February 28, 2022

Gen. Mgmt. No. 001/2022

Mr.

Joaquín Cortez Huerta

Chairman

Financial Market Commission

1449 Libertador Bernardo O’Higgins Ave.

Santiago, Chile

Ref.:       Communicates Significant Event

Dear Sir:

In compliance with the provisions of Articles 9 and 10 of Law No. 18,045 of the Securities Market Law and the provisions of General Rule No. 30 of this Superintendence, duly empowered and on behalf of ENEL CHILE S.A., I hereby inform you, as a significant event, that today, in a regular meeting of the Board of Directors, the Chief Executive Officer of the Company, Mr. Paolo Pallotti, tendered his resignation to assume new duties in the Enel Group. This resignation is effective as of March 1, 2022.

Likewise, it is informed that in this meeting of the Board of Directors of Enel Chile S.A., Mr. Fabrizio Barderi was appointed as the new Chief Executive Officer of Enel Chile S.A., who will assume his duties as of March 1, 2022.

Sincerely yours,

Domingo Valdés Prieto

General Counsel

c.c.:        Central Bank of Chile

Santiago Stock Exchange

Electronic Stock Exchange of Chile

Banco Santander Santiago - Bondholders’ Representatives

Central Securities Depository

Risk Rating Commission

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Chile S.A.

By: /s/ Paolo Pallotti
--------------------------------------------------

Title: Chief Executive Officer

Date: February 28, 2022